

December 1, 2022

Neal West
Executive Vice President and Chief Financial Officer
Kaiser Aluminum Corp.
27422 Portola Parkway, Suite 200
Foothill Ranch , California 92610-2831

>   **Re: Kaiser Aluminum Corp**
>   **Form 10-K for the year ended December 31, 2021**
>   **Form 10-Q for the quarter ended June 30, 2022**
>   **Response letter dated September 28, 2022**
>   **File No. 1-09447**

Dear Neal West:

We have reviewed your September 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2022 letter.

Response Letter Dated September 28, 2022

Form 10-Q for the Quarter Ended June 30, 2022
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Operational and Financial Information, page 25

1.   We note your response to our prior comment 2. We continue to believe that the adjustment in your Adjusted EBITDA measure for "Adjustments to plant-level LIFO" represents a tailored accounting measure and is inconsistent with the guidance in Question 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please remove this adjustment in future filings.

Selected Operational and Financial Information, page 33

2.   We note your response to our prior comment 1. Please expand your disclosure to provide more detail of the nature of the costs included in the "Hedged Cost of Alloyed Metal amounts." For example, please provide a separate line for the metal cost related to all contracts that are priced at the Midwest Transaction Price separately from the costs related to contracts which have a hedged cost component, so that the straight pass-through of costs is distinguished from the hedged amounts. In addition, your VAR measure should be re-titled to more clearly indicate that the amount represents a subcomponent or breakout of your consolidated revenue amount. Please revise accordingly.

 You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing